

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2011

Mr. Mark Weinswig
Chief Financial Officer
EMCORE Corporation
10420 Research Road, SE
Albuquerque, NM 87123

> **Re: EMCORE Corporation**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed January 10, 2011**

Dear Mr. Weinswig:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief